AIRP
                                      ----



















                                                              Annual Report 2000

                                                                            AIRP
                                                                            ----

                                                      Air Packaging Technologies
                                                                    Incorporated

The Company

A leading designer and manufacturer of inflatable air cushion protective packaging, Air Packaging Technologies has positioned itself in the packaging market through its range of patented, economically competitive, environmentally sound and award winning solutions for the safe transportation, shipping, protection, storage and display of a wide variety of industrial, promotional and retail products. The Company has recently entered into worldwide marketing agreements with Minnesota Mining and Manufacturing Company (3M) under which 3M has introduced the Company's products to the retail consumer protective packaging market under the name 3M Inflata-Pak(TM) Air Cushion Packaging and has become the exclusive marketer of the Company's products to the industrial protective packaging market The Company's products in this market will be sold under the name 3M(TM) Air Cushion Packaging.




    [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
    Picture   21/4" x 3"                       Picture  21/4" x 3"
    3M Inflata-Pak (Inflated)                  3M  ACP (Inflated)


Mission Statement

The goal of Air Packaging Technologies Inc. is to be the preferred form of protective cushion packaging for high-value and fragile industrial products and a leading supplier to the consumer packaging and promotional packaging markets.

Public Listing

Air Packaging Technologies Inc. is a publicly-listed entity on the NASD OTC Bulletin Board, USA, and its shares are traded under the stock symbol AIRP.

CHAIRMAN'S STATEMENT

2000:  Planting the seeds for long-term profitability

In last year's annual report, we emphasized the importance of finding "strategic partners" who could effectively penetrate those packaging markets for which our products are appropriate and who could also develop entirely new markets for our products. We are pleased to report that lengthy discussions during much of 2000 successfully culminated in two agreements with Minnesota Mining and Manufacturing Company, one of the premier packaging and marketing companies in the world.

In the first of these agreements, 3M, through its Stationery Products Division, has been granted worldwide exclusive marketing rights to the retail consumer protective packaging market. This is a market which the Company on its own would have been financially unable to develop. 3M has since introduced its 3M Inflata-Pak (TM)Air Cushion Packaging in the American market and, during 2001, it is anticipated that this product will be available in thousands of stores throughout the United States. While it is premature to predict sales volumes, we are hopeful, if not optimistic, that 3M Inflata-Pak will become the preferred method for retail consumers to ship fragile items and will be a major contributor to the Company's sales for years to come. After a successful launch in the United States in 2001, it is anticipated that 3M will introduce 3M Inflata-Pak throughout the world in 2002

We have recently entered into a second agreement with 3M which became effective on May 1, 2001, under which 3M, through its Packaging Systems Division, has acquired exclusive worldwide rights to sell the Company's products in the industrial protective packaging market. The product will be sold under the name 3M(TM) Air Cushion Packaging. While we will continue to sell to existing protective packaging customers, future worldwide marketing and sales efforts will be conducted by 3M. We are confident that, in 3M's hands, our products will find their appropriate place in the protective packaging market and we are hopeful that as early as 2001, the new 3M agreement will generate substantial increases in industrial protective packaging sales with continuing increases in the years to come.

The Company will continue to aggressively pursue the promotional packaging market which will also be addressed by 3M. During 2000, we expanded our promotional packaging opportunities and we continue to believe that the unique appearance and transparency of our products will stimulate sales successes for both the Company's own sales force and for 3M.

The Company is currently designing a third machine for installation in our Valencia plant which will be operational in time to meet the expected increases in product demand which our agreements with 3M are expected to produce.

Our existing investment banking agreement with Givigest Fiduciaria SA has been renewed for an additional year and in the opinion of Management, we will have adequate financial resources to meet our increasing sales requirements.

In summary, we believe that the Company is now poised to achieve the successes in the packaging market to which we have pointed for many years.


Sincerely yours,

/s/ Donald M. Ochacher
Donald M. Ochacher
President and CEO

COMPANY PROFILE

Air Packaging Technologies, Inc. is an award-winning designer and manufacturer of inflatable air cushion protective, promotional and retail packaging. Its Air Box (TM) is proven to safeguard fragile industrial products in the semiconductor, medical and dental industries, amongst others. The Company has broadened its sales approach by adapting its product to the promotional packaging market to take advantage of the product's unique attention-grabbing appearance. Air Packaging has recently signed two agreements with Minnesota Mining and Manufacturing Company (3M), pursuant to which 3M has been granted exclusive worldwide rights to sell the Company's protective packaging products to the retail consumer and the industrial protective packaging markets. 3M is currently selling products manufactured by the Company under the name 3M Inflata-Pak (TM) Air Cushion Packaging at retail stores throughout the United States and will be offering products manufactured by the Company to the industrial protective packaging market throughout the world under the name 3M(TM) Air Cushion Packaging.


MARKETS

Protective Packaging Market

This has been Air Packaging Technologies' traditional market in which the Company has focused on packaging opportunities for high value products in the semiconductor, medical and dental industries, amongst others. The Company has made progress in these target areas. For example, Motorola has used the Company's products for over four years for the transportation of finished silicon wafers with great success. However, despite its successes, sales growth in this area has been inhibited by the Company's small size and it was felt by Management that the Company's products could achieve broad market acceptance only through the establishment of a strategic partnership with a company of worldwide reputation and market reach. Accordingly, in March, 2001 the Company entered into an agreement with 3M under which 3M, effective May 1, 2001, has been granted the exclusive worldwide right to sell the Company's products to the industrial protective packaging market. The product will be sold under the name 3M(TM) Air Cushion Packaging. The Company will continue to sell to existing customers and to customers who had been solicited prior to May 1,2001.

Management is confident that sales to the industrial protective packaging market will grow substantially in the hands of 3M whose Packaging Systems Division will be actively marketing the Company's products through its worldwide sales network. It is anticipated that the semiconductor, electronics, pharmaceutical and E-fulfillment industries will be major targets for future sales growth.

    [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
    Picture 2" x 3"                            Picture 2" x 3"
    Motorola wafer carrier                     Suspend-A-Pak: competitively
                                               Priced protection




The Promotional Packaging Market -  The "Wow Factor"

The Company continues to pursue its strategy of developing the promotional packaging market as a source of long-term growth with significant success. As an example of the far-reaching interest that has developed in the product's promotional appeal, the Air Box was successfully used by the Portuguese cell phone subsidiary of Vodafone Air Touch to introduce throughout Portugal a new retail line of cell phones. In addition, several customers have successfully mailed their promotional material in the Air Box without exterior packaging adding to the visual impact which our packaging produces and we anticipate increased use of our product in this manner.

The Company continues to aggressively pursue opportunities in the promotional market and, in addition to the Company's efforts, it is anticipated that 3M will pursue similar opportunities through its worldwide sales force. Management is confident that the worldwide exposure which 3M can provide will act as a stimulant to rapid sales growth in the promotional packaging market.


    [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
    Picture 2" x 3"                            Picture 2" x 3"
    BEA promotional package                    WOW Factor -
    Shipped with no exterior                   Protect and Promote
    packaging



MARKETING STRATEGY


Strategic Partnerships

As we noted in last year's annual report, the packaging market is too vast for a company of Air Packaging Technologies' size to adequately address, and we were actively seeking strategic partners to penetrate appropriate markets. We are extremely pleased that our search has culminated in two agreements with 3M, one of the most highly respected packaging companies in the world. We intend to work closely with 3M to expand sales in those markets in which our products are already being used and to develop new markets for which our products are suitable. One of the principal targets will be the semiconductor market in which our products are already being successfully used and we believe that through 3M, the sale of our products will increase substantially.

Product Growth Strategies

The Company continues to believe that future success lies in a dual emphasis on protective and promotional packaging. In addition, the Company holds great hope for 3M Inflata-Pak Air Cushion Packaging, the product which 3M has introduced at retail and which will be widely available in the United States in 2001, supported by 3M's advertising and marketing efforts.

The Company will continue to seek new ways in which its patented technology can be applied to create new packaging uses. Management believes that many of these new opportunities will be uncovered through 3M's marketing efforts.

Management continues to believe that there are major opportunities for the Company in the electronics and pharmaceutical markets and in e-commerce fulfillment and we believe that exploitation of this market opportunity will be accelerated by its strategic partnership with 3M.


RESEARCH AND DEVELOPMENT -  PATENTED INNOVATION AND DESIGN

Innovation

As technology advances, packaging must rapidly evolve to keep pace. The Company's packaging development staff excels at rapidly creating, designing and testing cushion packages to meet diverse custom packaging requirements. The new Suspend-A-Pak system is a perfect example of how quickly the Company can create an entirely new packaging system to meet a customer's unique needs and specifications.

Products

The development and re-design of packaging is an on-going process within the Company as it strives to take advantage of the natural cushioning properties of packaging using the patented Air Box technology and to expand the Company's sales opportunities. Recent examples of new and improved product development include the Suspend-A-Pak(TM) packaging system, the development of a more puncture resistant inner liner which will allow a wider variety of products to be safely packaged, the ability to manufacture in a variety of shapes and continuing efforts to improve the clarity and transparency of the outer liner for improved product appearance and visibility.



    [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
    Picture 2" x 3"                            Picture 2" x 3"
    Apligraf(TM)packaging                      PneuSplint(TM)

Patents

The Company owns U.S. product patents and 16 foreign patents as well as a number of patents pending, including the Company's new Suspend-A-Pak system. It is the policy of the Company to seek patent protection in all cases in which it is deemed appropriate.

Packaging Industry Recognition: International Awards

The Company's skill in the development of innovative packaging products has been rewarded with a series of prestigious national and international packaging awards. The Company has received "Best of" category awards in the Ameristar World Packaging competition, and similar awards from the Flexible Packaging Association. These awards demonstrate the growing acceptance of the Company's products in the marketplace and that "packaging in air" has come of age.



    [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
    Picture 2" x 3"                            Picture 2" x 3"
    Ameristar Awards:                          Worldstar Awards
    Industry Recognition                       Industry Reconition



Engineering and Quality Control

Air Packaging Technologies has a state-of-the-art laboratory facility with the ability to perform all required testing of new products and raw materials necessary to insure products of the highest quality and to respond quickly to a customer's packaging requirements.

The product development section of the laboratory is fully equipped for package testing and is certified to perform International Safe Transit Association
(ISTA) testing procedures and certify compliance with ISTA specifications. In addition, the laboratory has the capacity to perform all necessary altitude and environmental tests as part of the product development process.

The keys to providing product excellence are sound manufacturing practices and a suitable quality control system. The Company examines each stage of its manufacturing process on an on-going basis to find ways to improve product quality and reliability and to enhance productivity. The Company has recently begun manufacturing certain product sizes "two-up" instead of singly, effectively doubling productive capacity with no sacrifice in quality. The Company has a complete traceability system in place which identifies and documents the raw materials used in all finished product. Laboratory tests are carried out on all raw materials before use, insuring that products are made to exacting standards. Finished products are tested at regular intervals during the production process. In addition, each finished product is inspected during the manufacturing process.

Inventory Control

The Company has in place a system to track raw materials and finished goods throughout the manufacturing process. This system carefully monitors existing inventories and allows proactive material ordering and manufacturing to efficiently respond to sales increases.

Environmental Awareness & Responsibility

The Air Box is designed to be either reusable or single-use packaging. In its reusable form, its environmental advantages are overwhelming. Even as single-use packaging, the Air Box accounts for substantially less waste than competitive materials. Moreover, the manufacture of the Air Box requires substantially fewer natural resources than other forms of protective packaging and the Company's ability to manufacture the Air Box totally from polyethylene will be of great value in Europe since the Air Box, when manufactured in this manner, is entirely recyclable. We believe that, particularly in European and Asian markets, the environmental advantages of our products will act as a significant stimulus to sales.


SALES AND MARKETING

Under its agreement with 3M, 3M has the exclusive right to sell the Company's protective packaging products to the industrial and consumer markets and we anticipate that the sales and marketing functions to this market will largely be the responsibility of 3M. We will continue to work closely with 3M in the specialized training of their sales force and to identify the most appropriate uses for our products throughout the world. Air Packaging Technologies will continue its market research program to identify products for which its products can provide excellent packaging solutions.



    [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
    Picture 2" x 3"                            Picture 2" x 3"
    3M Inflata-Pak                             Redken Labs
    Exterior Packaging                         In-store display

Management has always believed that the global potential for products created by its patented technology are enormous and, with the help of 3M's worldwide marketing reach, management is confident that the Company's proper place in the packaging market will be realized. The Company's products provide an ideal packaging solution in virtually any industry shipping costly, fragile items. In addition, growing environmental sensitivity around the world will enhance our products' appeal.



KEY PERSONNEL: OFFICERS, MANAGEMENT AND DIRECTORS


Air  Packaging  Technologies'  management  team  and  business,   financial  and
engineering experts are proactive problem solvers with decades of experience providing innovative and effective solutions in the packaging industry.

Donald M. Ochacher, President, Chairman and Chief Executive Officer

Holding his current position since June, 1999. Mr. Ochacher is a graduate of Cornell University and New York University School of Law and has been a member of the New York bar since1960. He was engaged in the private practice of law until 1972, specializing in corporate and tax law, when he became General Counsel and Chief Financial and Administrative Officer of The Newark Group Ltd., a large privately owned paper company. Since 1985, Mr. Ochacher has been both an attorney and business consultant and, at various times, has served as President of privately owned companies engaged in the paper, hazardous waste, real estate and long distance telephone resale industries. From August, 1997 to August, 1998, he was Chief Financial Officer of Electric Entertainment Corp.

Janet Maxey, Chief Financial Officer

An employee of the Company since May, 1991, Ms. Maxey became Chief Financial Officer of Air Packaging Technologies Inc. in July, 1997. A graduate of California State University, Northridge, where she earned a Bachelor of Science Degree in Business Administration, she has been a licensed Certified Public Accountant (CPA) since September, 1990, and prior to joining the Company, was Senior Auditor with BDO Seidman, LLP, Accountants and Consultants.

Elwood  C. Trotter, Vice President of Sales and Marketing

Mr. Trotter has been an employee of the Company since April, 1989 and became Vice President, Special Projects in February, 1996. Before joining the Company, Mr. Trotter was Senior Operations Manager of Shoppers Drug Mart, one of the largest drug chains in Canada, and a partner/owner of a local drug store chain of six retail outlets whose annual business grew from $250,000 to $15 million in 10 years. Mr. Trotter attended Simon Frazier University in British Columbia, Canada.

Garry Newman, Vice President of Manufacturing and Engineering

Prior to taking up his current position in June, 1997, Mr. Newman was Engineering and Quality Assurance Manager for Richmond Technology from October, 1994. Attending University of California, Davis, he earned a Bachelor of Science Degree in Chemical Engineering and is a member of the Society for Plastic Engineers. The American Institute of Chemical Engineers, the International Safe Transit Association, the Technology Association for the Paper and Pulp Industries and the State Board of Registration for Professional Engineers.

Carl Stadelhofer, Director

Attorney with Rinderknecht Klein & Stadelhofer since July, 1990, Mr. Stadelhofer is a French and Swiss citizen who attended the following educational establishments: Zurich and Berne University Law Schools, Harvard Law School, Cambridge, Massachusetts and Georgetown University, Washington, D.C. Mr. Stadelhofer specializes in banking and financing, mergers and acquisitions, investment funds, international securities management and international legal assistance.

Marco Calmes, Director

Since March, 2000, Mr. Calmes has been coordinator of portfolio management at SCF Societa di Consulenza Finanziaria SA, Switzerland. From 1990 until 2000, he had been employed by Banca Adamas Lugano as a portfolio manager, responsible for the development of institutional clients. He has been in the banking business in Switzerland since 1978. In 1968, he received a Bachelors Degree and in 1969, he received a Masters Degree in Business Administration from Michigan Sate University.

MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON
-------------------------------------------------
STOCK EQUITY AND RELATED STOCKHOLDER MATTERS
--------------------------------------------


     The Company's Common Stock traded on the Vancouver Stock Exchange in Vancouver, British Columbia, under the symbol "APT" until July 23, 1998. The symbol was changed on September 1, 1992 commensurate with a name change. The closing sales price as of July 22, 1998, the last day traded on the Vancouver Stock Exchange, was $0.14US.

The Company's Common Stock trades on the NASD Bulletin Board, under the symbol "AIRP". The closing sales price on December 31, 2000 was $0.75.


Set forth below is the high and low bid information in U.S. dollars for the Company's Common Stock for each full quarterly period within the two most recent fiscal years. The information set forth below was obtained from the OTC Bulletin Board and has been retroactively adjusted for a one for 10 reverse stock split which occurred in January 2000. The quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

                            High             Low
Period                      Bid              Bid
--------------------------------------------------
4th Quarter 2000           $1.02            $0.97
3rd Quarter 2000            0.57             0.52
2nd Quarter 2000            0.61             0.56
1st Quarter 2000            0.61             0.55


4th Quarter 1999           $1.20            $1.00
3rd Quarter 1999            1.70             1.70
2nd Quarter 1999            1.70             1.70
1st Quarter 1999            2.60             1.70

At March 31, 2001 the Company had approximately 567 shareholders of record.

     The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

Management's  Discussion and Analysis of Financial
--------------------------------------------------
Condition and Results of Operation
----------------------------------


Year  Ended  December  31,  2000  Compared  to  Year  Ended  December  31,  1999

1.   Results of Operations
--------------------------

     Sales for the year ended December 31, 2000 were $909,214 compared to $959,712 for the fiscal year ended December 31, 1999. This represents a decrease of $50,498 or 5% during fiscal 2000. The net decrease is primarily due to the decrease in sales of Air Packaging's Dental Air Box as a result of an order which was not repeated during fiscal 2000 and the decrease in sales of the SDS Air Box which resulted from the loss of a distributor during fiscal 2000. These decreases were partially offset by the increases in custom orders related to increases in sales to 3M and in the promotional market.

     Cost of sales for the year ended December 31, 2000 was $1,148,010 or 126% of sales compared to $1,012,083 or 105% of sales for the year ended December 31, 1999. Air Packaging has not yet achieved sufficient sales to cover all of its fixed operating costs, with the result that until sales increase substantially, Air Packaging will continue to operate at a deficit. Cost of sales at December 31, 2000 includes an additional inventory reserve of $133,000 recorded during fiscal 2000 to reserve for slow moving and obsolete inventory and to record inventory at the lower of cost or market. The Company also had an increase in labor and overhead in the manufacturing process which resulted in additional period costs during fiscal 2000 from the comparable period of the preceding year.

     Selling, general and administrative expenses decreased by $44,923 or 2.5% during fiscal 2000 as compared to fiscal 1999. The net decrease is primarily due to the decreases in consulting fees of approximately $100,000, sales salaries of approximately $85,000 and public company costs of approximately $50,000, partially offset by the increase in investor relations of approximately
$110,000, casual labor of approximately $30,000, sales travel of approximately $30,000 and bad debt expense of approximately $25,000.

     The increases include investor relations which increased as a result of Air Packaging's use of an investor relations firm during fiscal 2000 which began in March 2000 at a monthly fee of $5,000 plus expenses. In addition, the value of the 100,000 shares issued to Givigest pursuant to the terms of the investment banking agreement of $42,000 is being amortized and $31,500 was included as investor relations expense in fiscal 2000. Casual labor has increased as a result of increased usage of temporary agencies for additional individuals working in the quality control, laboratory and administrative departments of Air

Packaging. Sales related travel increased during fiscal 2000 from the comparable period of the preceding year as sales activity increased and required sales personnel to visit locations for training. Bad debt expense increased as Air Packaging recorded a reserve in fiscal 2000 of approximately $43,000. The decreases include the decrease in consulting fees during fiscal 2000 caused by the decrease in stock-based consulting expense and a decrease in consulting fees for a restructuring which occurred in fiscal 1999. Sales salaries decreased during fiscal 2000 as an employee in the sales department left Air Packaging at the end of May 1999 and his position was not replaced in 2000. The decrease in public company costs is primarily due to a reduction in stock transactions during fiscal 2000 and to changes in Air Packaging's transfer agent and printer. The changes have reduced Air Packaging's expense for those related items.

     Research and development expenses decreased by $3,119 or 58% during fiscal 2000.

     Interest expense was $1,568,852 for fiscal 2000 as compared to $30,444 for fiscal 1999. The increase is due to the senior convertible notes issued in fiscal 1999 and 2000. Interest expense of approximately $1,010,000 was recorded as a result of the induced conversion which resulted from the reduction in the conversion price of the 7% senior convertible notes issued in 1999. In addition, interest expense of approximately $355,000 was recorded as a result of the beneficial conversion feature on the 8.75% convertible notes issued in 2000. Interest expense in 2000 also includes amortization expense relating to the amortization of deferred costs associated with the 7% convertible debentures. The costs associated with the raising of the 7% senior convertible notes were being amortized over the life of the notes. The notes were converted into equity during May 2000 and the associated costs were then fully amortized. Air Packaging did not have a similar transaction during fiscal 1999. Air Packaging recorded interest expense on the 1999 7% notes of approximately $43,750 during 2000 and interest expense on the 2000 8.75% notes of approximately $16,750.

     Interest income was $20,262 during fiscal 2000 as compared to $20,900 for fiscal 1999.


     Miscellaneous other income increased approximately $41,000 during the year ended December 31, 2000 from the comparable period of the preceding year. The increase is primarily due to the settlement of a legal proceeding in which Air Packaging recorded miscellaneous other income of $51,500 during fiscal 2000.

     As a result of the aggregate factors discussed above, the Company has incurred a net loss of $3,489,220 or basic and diluted loss per share of $0.36 for the year ended December 31, 2000 compared to a net loss of $1,853,012 or basic and diluted loss per share of $0.25 for the year ended December 31, 1999.


     Air  Packaging  is  currently  in a loss  carryforward  position.  The  net operating loss carryforward as of December 31, 2000 was approximately $19,700,000 compared to $18,200,000 as of December 31, 1999. The net operating loss carryforward is available to offset future taxable income through 2020. The Company's net operating loss carryforwards may be limited due to ownership changes as defined under Section 382 of the Internal Revenue Code of 1986.

     As of December 31, 2000, the Company had a deferred tax asset of approximately $7,400,000 which primarily relates to the net operating losses. A 100% valuation allowance has been established as management cannot determine whether it is more likely than not that the deferred tax assets will be realized.


2.  Liquidity  and  Capital  Resources
--------------------------------------

     Air Packaging's primary need for capital has been to purchase raw materials, upgrade machinery and continue to develop and enhance patents and trademarks.

     As of December 31, 2000, the Company's working capital was $695,782 compared to $1,416,212 as of December 31, 1999. The decrease is primarily due to the cash infusion of $1,500,000 from the 7% convertible debentures during the last half of fiscal 1999 as compared to the cash infusion of $875,000 from the 8.75% convertible debentures issued in the last half of fiscal 2000.

     The net receivables at December 31, 2000 were $182,444 compared to $57,603 at December 31, 1999. At December 31, 2000 one customer accounted for approximately 35% of accounts receivable, compared to three customers who accounted for approximately 84% of accounts receivable at December 31, 1999.

     Net inventory at December 31, 2000 was $480,419 compared to $577,389 at December 31, 1999. The net decrease of $96,970 is primarily due to the increase in the inventory reserve during fiscal 2000.

     Advances and prepaids at December 31, 2000 and December 31, 1999 were $20,491 and $41,895, respectively.


     Air Packaging recognized a negative gross profit of 26% during 2000 compared to a negative gross profit of 5% during 1999. The decrease during fiscal 2000 is due to the increase in labor and overhead in the manufacturing process which resulted in additional period costs, and therefore decreased gross margin, during the year ended December 31, 2000 from the comparable period of the preceding year. The decrease is also attributable to the additional inventory reserve recorded in fiscal 2000 of $133,000 to reserve for slow moving and obsolete inventory and to record inventory at the lower of cost or market. This addition brought the inventory reserve to $134,000 at December 31, 2000. Air Packaging will continue to operate at low margins until sales increase substantially. In addition, as sales increase, additional working capital is required to fund inventory and work in process. As a result of these factors Air Packaging has an ongoing and urgent need for an infusion of additional working capital. This need was met by the placement in fiscal 1999 of $1,500,000 in 7% senior convertible notes and in fiscal 2000 by the placement of $875,000 in 8.75% convertible notes. Air Packaging anticipates that it will achieve a positive gross profit margin at an annual sales level of $3,155,000.

     Air Packaging may continue to require an infusion of additional working capital in order to develop its business. The source, timing and costs of such infusion is uncertain. Air Packaging anticipates it will be necessary to raise $2,000,000 to sustain its current operations for the next twelve months, but there is no certainty that Air Packaging will be successful in raising additional working capital, either through the sale of debt or equity securities, or through commercial banking lines of credit, except for the $1,250,000 firm commitment from Givigest Fiduciaria SA as discussed below. Air Packaging currently has no banking lines of credit.

     Air Packaging had cash outflows of $1,581,668 from operating activities for the 2000 fiscal year compared to cash outflows of $1,465,588 for the 1999 fiscal year. The change in net outflows of $116,080 from operating activities between 2000 and 1999 primarily resulted from the following items. There was an increase in trade receivables of $189,253, an increase in advances and prepaids of $11,835, an increase in deposits of $278, an increase in accounts payable and accrued expenses of $106,727 and an increase in accrued officers salaries of $1,859. The total increases were partially offset by the decrease in inventories of $132,718 combined with the decrease in the net loss from operations after adjustments for non-cash items of $49,389 during fiscal 2000.

     Net cash used in investing activities was $216,759 during the 2000 fiscal year compared to $189,018 during the 1999 fiscal year. The increase is due to an increase in property and equipment expenditures during 2000, partially offset by a reduction in patent expenditures.

     Cash flows from financing activities were $1,023,933 during the 2000 fiscal year compared to $2,678,958 during fiscal 1999. The net decrease of $1,655,025 is due to the decrease in proceeds from the exercise of warrants of $1,304,069 and the decrease in proceeds from the 7% senior convertible notes of $1,500,000 and the increase in costs associated with debt conversion of $9,517. These decreases are partially offset by the increase in proceeds of a private placement of $201,172, the increase in proceeds from the 8.75% convertible notes of $875,000, the increase in net proceeds from the exercise of options of $19,889 and the reduction of deferred costs associated with the placement of the senior convertible debt of $62,500.

     Air Packaging has suffered recurring losses from operations and has an accumulated deficit of ($23,299,212) at December 31, 2000, which raises substantial doubt about its ability to continue as a going concern. The auditor's report includes an explanatory paragraph on the uncertainty of Air Packaging's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Air Packaging's continued existence is dependent upon its ability to raise substantial capital, to increase sales, to significantly improve operations, and ultimately become profitable. Air Packaging believes that future investments and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurance that Air Packaging will achieve such results.

     On March 24, 2000, the Board of Directors of the Company approved a temporary reduction in the conversion price on the 7% senior convertible notes into common stock. The conversion price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior the receipt of a notice of conversions, with minimum conversion price of $0.50. The notice of conversion for the temporary reduction was required to be received by April 30, 2000 and included all accrued interest through May 31, 2000. During April 2000, Air Packaging received notices from all debenture holders. As a result, Air Packaging issued 3,137,943 shares of common stock and recorded an expense of $1,009,771 related to the induced conversion that resulted from the reduction in conversion price.

     On March 24, 2000, the Board of Directors also approved a temporary reduction in the exercise price of all warrants and options outstanding. The exercise price was reduced from $1.50 to the average bid price of Air Packaging's common stock for the twenty-five trading days immediately prior to the receipt of a notice of conversion, with a minimum conversion price of $0.50. As a result of the temporary reduction in conversion price, Air Packaging received net proceeds of $24,889 for the exercise of 50,000 warrants by a shareholder at an exercise price of $0.50 per share and net proceeds of $19,889 for the exercise of 40,000 stock options at an exercise price of $0.50 per share (net of capital costs). In addition, Air Packaging recorded additional compensation expense of $11,765 related to the reduction in exercise price.

     During 2000, Air Packaging cancelled 100,000 stock options outstanding to officers and issued an additional 675,000 stock options, which expire on various dates through December 31, 2004 and are subject to certain vesting terms. 100,000 of these options are considered replacement options and thus, are subject to variable plan accounting. As a result, Air Packaging recorded $19,000 in compensation expense for the year ended December 31, 2000, which represents the amount by which the intrinsic value of the variable options at December 31, 2000 exceeded the value of the options on July 1, 2000, or the measurement date. The remaining 575,000 options were granted as fixed options at an exercise price equal to the fair market value of the Company's stock at the date of grant. Thus, there was no expense recorded related to these options.

     On March 27, 2000, Air Packaging entered into a one-year investment banking agreement with Givigest Fiduciaria SA "Givigest" to raise equity capital. Pursuant to this agreement, Air Packaging issued 100,000 shares of common stock to Givigest which were valued at fair market value, or $0.42. As a result, Air Packaging recorded a deferred financing cost of $42,000 which is classified as a current asset and being amortized over the term of the agreement and a corresponding credit to additional paid-in capital of $41,779 (net of capital costs). During the year ended December 31, 2000, amortization amounted to $31,200.

   On March 22, 2001, Air Packaging renewed its investment banking agreement with Givigest for an additional one-year term, effective April 1, 2001. Pursuant to the terms of the agreement, Air Packaging and Givigest have agreed to raise up to $1,250,000 by June 30, 2001 on a firm commitment basis. They also agreed to raise an additional $1,250,000 on a best efforts basis, as needed by March 2002. Therefore, there can be no assurance given that Air Packaging will be able to raise the additional $1,250,000 under this agreement as it is on a best efforts basis. Pursuant to the terms of the agreement, Air Packaging granted 250,000 warrants on April 1, 2001 at fair market value to purchase Air Packaging's common stock for a three-year term. In addition, Air Packaging will grant one additional warrant for each $10 raised. The value of these warrants will be amortized over the term of the agreement.

3.  Seasonality and Inflation
-----------------------------

     The  Company's   sales  do  not  appear  to  be  subject  to  any  seasonal fluctuations. Air Packaging does not believe that inflation has had a material impact on its operations.

4.   New Accounting Pronouncements
----------------------------------

     In December 1999, the SEC staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in the financial statements. SAB 101 must be applied to the financial statements no later than the fourth quarter of fiscal years ending after December 15, 2000. Air Packaging adopted SAB 101 during the year ended December 31, 2000, and it had no impact on Air Packaging's financial position or results of operations and cash flows.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 2, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. During the year ended December 31, 2000, the Company adopted FIN 44 in accounting for stock options.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                                    Contents



Report of Independent Certified Public Accountants                           F-1


Consolidated financial statements

   Balance Sheet as of December 31, 2000                                     F-2

   Statements of Operations for the years ended December 31, 2000 and 1999   F-3

   Statements of Stockholders' Equity for the years ended
        December 31, 2000 and 1999                                           F-4

   Statements of Cash Flows for the years ended December 31, 2000 and 1999   F-5


Notes to Consolidated Financial Statements                                   F-6

               Report of Independent Certified Public Accountants



To the Stockholders and Board of Directors
Air Packaging Technologies, Inc.
Valencia, California


We have audited the accompanying consolidated balance sheet of Air Packaging Technologies, Inc. and Subsidiary as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Packaging Technologies, Inc. and Subsidiary at December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                            /s/ BDO Seidman, LLP

Los Angeles, California
March 13, 2001, except for Note 13 as to which the date is March 22, 2001



                           Air Packaging Technologies, Inc.
                                    and Subsidiary

                              Consolidated Balance Sheet


                                                                           December 31,
                                                                              2000
                                                                          ------------
Assets (Note 8)

Current assets
   Cash and cash equivalents                                              $    375,657
   Trade receivables, net of allowance for doubtful accounts of $53,000
     (Note 12)                                                                 182,444
   Inventories, net (Note 4)                                                   480,419
   Advances and prepaids                                                        20,491
                                                                          ------------

Total current assets                                                         1,059,011

Property and equipment, net (Note 5)                                           660,204

Intangible assets, net (Note 6)                                                211,792

Deferred financing costs, net of accumulated amortization of $64,773
 (Notes 8 and 9)                                                               107,188

Deposits                                                                        60,378
                                                                          ------------

Total assets                                                              $  2,098,573
                                                                          ============

Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable                                                       $    261,435
   Accrued expenses                                                            101,794
                                                                          ------------

Total current liabilities                                                      363,229
                                                                          ------------

Long term liabilities
   Convertible notes, net of discount of $364,031 (Note 8)                     510,969
                                                                          ------------

Total liabilities                                                              874,198
                                                                          ------------

Commitments and contingencies (Notes 9 and 11)

Stockholders' equity (Notes 8 and 9)
   Common stock, $.01 par value, 50,000,000 shares authorized;
     11,298,358 shares issued and outstanding                                  112,984
   Additional paid-in capital                                               24,410,603
   Accumulated deficit                                                     (23,299,212)
                                                                          ------------

Total stockholders' equity                                                   1,224,375
                                                                          ------------

Total liabilities and stockholders' equity                                $  2,098,573
                                                                          ============


                          See accompanying notes to consolidated financial statements.



                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                      Consolidated Statements of Operations



                                                        Years ended December 31,
                                                       --------------------------
                                                          2000            1999
                                                       -----------    -----------
Net sales (Note 12)                                    $   909,214    $   959,712

Cost of sales                                            1,148,010      1,012,083
                                                       -----------    -----------

Gross loss                                                (238,796)       (52,371)
                                                       -----------    -----------

Operating expenses
   Selling, general and administrative                   1,752,205      1,797,128
   Research and development                                  2,300          5,419
                                                       -----------    -----------

Total operating expenses                                 1,754,505      1,802,547
                                                       -----------    -----------

Loss from operations                                    (1,993,301)    (1,854,918)
                                                       -----------    -----------

Other income (expense)
   Interest expense (Note 8)                            (1,568,852)       (30,444)
   Interest income                                          20,262         20,900
   Other income                                             52,671         11,450
                                                       -----------    -----------

Total other income (expense)                            (1,495,919)         1,906
                                                       -----------    -----------

Net loss                                               $(3,489,220)   $(1,853,012)
                                                       ===========    ===========

Loss per common share - basic and diluted              $      (.36)   $      (.25)
                                                       ===========    ===========

Weighted average number of common shares outstanding
   Basic and diluted                                     9,771,632      7,249,585
                                                       ===========    ===========




                    See accompanying notes to consolidated financial statements.

                                      F-3



                                                 Air Packaging Technologies, Inc.
                                                          and Subsidiary

                                          Consolidated Statements of Stockholders' Equity



                                                                Common Stock          Additional                          Total
                                                         --------------------------    Paid-In         Accumulated     Stockholders'
                                                            Shares        Amount       Capital          Deficit           Equity
                                                         ------------   -----------  -------------  ---------------   -------------
Balance, January 1, 1999                                   7,071,408   $    70,714   $ 19,420,979   $  (17,956,980)   $  1,534,713

Exercise of warrants (Note 9)                                895,000         8,950      1,320,008                -       1,328,958
Stock-based compensation for options issued (Note 9)               -             -         32,750                -          32,750
Revaluation of options (Note 9)                                    -             -         16,050                -          16,050
Net loss                                                           -             -              -       (1,853,012)      (1,853,012)
                                                         ------------   -----------  -------------  ---------------   -------------

Balance, December 31, 1999                                 7,966,408        79,664     20,789,787      (19,809,992)      1,059,459

Cancellation of escrow shares (Note 9)                      (445,993)       (4,460)         4,460                -               -
Net cash proceeds from private placements (Note 9)           450,000         4,500        196,672                -         201,172
Conversion of 7% senior debentures (Notes 8 and 9)         3,137,943        31,380      2,543,052                -       2,574,432
Exercise of options (Note 9)                                  40,000           400         19,489                -          19,889
Exercise of warrants (Note 9)                                 50,000           500         36,154                -          36,654
Issuance of common stock for services (Note 9)               100,000         1,000         40,779                -          41,779
Issuance of warrants for services (Note 9)                         -             -         42,460                -          42,460
Stock-based compensation related to re-priced options
     (Note 9)                                                      -             -         19,000                -          19,000
Beneficial conversion feature of 8.75% convertible notes
     (Note 8)                                                      -             -        718,750                -         718,750
Net loss                                                           -             -              -       (3,489,220)     (3,489,220)
                                                         ------------   -----------  -------------  ---------------   -------------

Balance, December 31, 2000                                 11,298,358   $   112,984   $ 24,410,603   $  (23,299,212)  $  1,224,375
                                                         ============   ===========  =============  ================  ==============





                                                                        See accompanying notes to consolidated financial statements.



                              Air Packaging Technologies, Inc.
                                       and Subsidiary

                            Consolidated Statements of Cash Flows


Increase (decrease) in cash and cash equivalents
                                                                      Years ended December 31,
                                                                 ------------------------------
                                                                     2000             1999
                                                                 -------------    -------------
Cash flows from operating activities

   Net loss                                                      $ (3,489,220)    $ (1,853,012)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization                                    288,327          289,521
     Provision for doubtful accounts                                   42,663           17,500
     Inventory reserve                                                133,000                -
     Stock-based compensation                                          19,000           48,800
     Interest expense associated with debt conversion price
       reduction                                                    1,009,771                -
     Non-cash interest expense related to 8.75% convertible
       notes                                                          354,719                -
     Non-cash financing and interest expense                          204,355           10,417
     Expense on revaluation of warrants                                11,765                -
     Increase (decrease) from changes in:
       Trade receivables                                             (167,504)         21,749
       Inventories                                                    (36,028)        (168,746)
       Advances and prepaids                                           21,404           33,239
       Deposits                                                          (278)               -
       Accounts payable and accrued liabilities                        26,358          133,085
       Accrued officers' salaries                                           -            1,859
                                                                 -------------    -------------

Net cash used in operating activities                              (1,581,668)      (1,465,588)
                                                                 -------------    -------------

Cash flows from investing activities
   Purchases of property and equipment                               (180,904)        (129,126)
   Patent expenditures                                                (35,855)         (59,892)
                                                                 -------------    -------------

Net cash used in investing activities                                (216,759)        (189,018)
                                                                 -------------    -------------

Cash flows from financing activities
   Net proceeds from private placements, net of $48,828
     capital costs                                                    201,172                -
   Net proceeds from exercise of warrants, net of $111
     capital costs                                                     24,889        1,328,958
   Net proceeds from exercise of options, net of $111 capital
     costs                                                             19,889                -
   Payments of deferred loan costs                                    (87,500)        (150,000)
   Proceeds from 7% senior convertible debentures                           -        1,500,000
   Proceeds from 8.75% convertible notes                              875,000                -
   Costs associated with debt conversion                               (9,517)               -
                                                                 -------------    -------------

Net cash provided by financing activities                           1,023,933        2,678,958
                                                                 -------------    -------------

Net increase (decrease) in cash                                      (774,494)       1,024,352

Cash, at beginning of year                                          1,150,151          125,799
                                                                 -------------    -------------

Cash, at end of year                                             $    375,657     $  1,150,151
                                                                 =============    =============



                                    See accompanying notes to consolidated financial statements.


                                            F-5

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                      Consolidated Statements of Cash Flows



Supplemental disclosure of cash flow information

The Company paid interest in the amount of $0 and $237 during 2000 and 1999, respectively. The Company paid income taxes in the amount of $800 and $800 during 2000 and 1999, respectively.

During  the  year  ended  December  31,  1999,  the  Company   recorded  $22,750
representing stock-based compensation in conjunction with stock options granted to nonemployees (see Note 9).

During 1999, the Company's board of directors repriced 435,000 outstanding options to their fair value. As a result, stock-based compensation of $16,050 was recorded during the year ended December 31, 1999 for options held by non employees (see Note 9).

During the year ended December 31, 1999, the Company recorded stock-based compensation of $10,000 related to employee options. This amount represents the excess fair market price of the Company' stock at the date of grant over the exercise price (see Note 9).

During 2000, the Company repriced 100,000 stock options outstanding to various employees, which are subject to variable plan accounting. As a result, the Company recorded $19,000 in compensation expense for the year ended December 31, 2000, which represents the appreciation in stock price from the date on which variable plan accounting went into effect (see Note 9).

In January 2000, the Company released 445,993 shares of common stock from escrow (see Note 9).

The Company  issued  500,000  warrants  in partial  consideration  for  services rendered under an investment banking agreement, and recorded total deferred financing cost of $42,460 at December 31, 2000, of which $29,105 was amortized during the year. Under the same agreement, the Company issued 100,000 shares of common stock and recorded a deferred financing cost of approximately $42,000 that is being amortized over the term of the agreement (see Note 9).

During 2000, the Board of Directors of the Company approved a temporary reduction in the conversion price on the 7% Senior Convertible Debentures, which resulted in an induced conversion of $1,500,000 Debentures and accrued interest of approximately $74,000 into 3,137,943 shares of common stock. As a result, the Company recorded an expense of $1,009,771 relating to the induced conversion feature (see Note 8).

During 2000, the Company recorded a discount of $718,750 relating to a beneficial conversion feature on $875,000 of 8.75% Convertible Notes. (See Note 8.)








                    See accompanying notes to consolidated financial statements.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements


NOTE 1--NATURE OF OPERATIONS

Air Packaging Technologies, Inc. and Subsidiary (the "Company") develops, manufactures and distributes inflatable commercial packaging systems. The Company's sales of the Air Box are primarily to companies producing Silicon wafers and computer chips in California, Arizona, Oregon, Colorado and Texas in the United States, Denmark and the U.K. in Europe, and Singapore in Asia. APTI has adapted the Air Box for the promotional market. The Company has entered into two agreements with Minnesota Mining and Manufacturing Company (3M) pursuant to which the Company will be manufacturing products to be sold under 3M's name. The Company was incorporated in the State of Delaware on November 9, 1989.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Air Packaging Technologies, Inc. and its wholly-owned foreign subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. The foreign subsidiary currently has no operations, therefore has no foreign translation adjustment.


Revenue Recognition

Revenue is recognized upon shipment of products.


Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


Inventory

Inventory, which consists of raw material, work in progress, and finished goods, is valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.


Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 5 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of property and equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Intangible Assets

Patents, trademarks, and rights to patent and trademark royalties are carried at cost less accumulated amortization which is calculated on a straight-line basis over ten years, the estimated useful lives of the assets. The Company periodically evaluates and assesses the overall recoverability of its intangible assets by determining if the unamortized balance can be recovered through undiscounted future operating cash flows.


Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," established guidelines regarding when impairment losses on long-lived assets, which include plant and equipment and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The Company periodically reviews such assets for possible impairments and expected losses, if any, are recorded currently.


Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 requires a company to use the asset and liability method of accounting for income taxes.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided when management cannot determine whether it is more likely than not that the deferred tax asset will be realized. Under SFAS 109, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.


Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also gives the option to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock issued to Employees," or SFAS 123. The Company elected to follow APB 25 which measures compensation cost for employee stock options as the excess, if any, of the fair market price of the Company's stock at the measurement date over the amount an employee must pay to acquire stock.

Also, in accordance with SFAS 123, the Company has provided footnote disclosure with respect to stock-based employee compensation. The cost of stock-based employee compensation is measured at the grant date based on the value of the award and is recognized over the service period. The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the stock as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Fair Value of Financial Instruments

The estimated fair values for financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which includes all cash, accounts receivables, accounts payable, long-term debt, and other debt, approximates the carrying value in the consolidated financial statements at December 31, 2000 as a result of their short term nature, or due to the interest rates approximating the Company's effective borrowing rates.

At December 31, 2000, the fair value of the Senior Convertible Notes, is estimated to be approximately $529,000 based on the quoted market prices using an interest rate of 12%.


Earnings (Loss) Per Share

Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," requires presentation of basic and diluted earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts, such as stock options, to issue common stock were exercised or converted into common stock, but does not include the impact of these dilutive securities that would be antidilutive. During the two years ended December 31, 2000, these securities were antidilutive and thus, were excluded from the computation of diluted loss per share. All prior period weighted average and per share information had no effect on the amounts presented in accordance with SFAS 128.

At December 31, 2000, there were outstanding options and warrants to purchase 4,072,500 common shares and convertible debt securities that were convertible into 2,187,500 common shares, which were not included in the computation of diluted loss per common share because the effect would be antidilutive. At December 31, 1999, 575,000 outstanding options and warrants were excluded from the computation of diluted loss per common share.

During 1999, the Company had 445,993 shares in escrow included in the number of shares outstanding which were excluded from the computation of basic and diluted loss per share for the year ended 1999 as the necessary conditions for their release had not been satisfied (see Note 9).


Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is comprised of net income and all changes to stockholders' equity except those due to investments by owners and distribution to owners. The Company does not have any components of comprehensive income for each of the years ended December 31, 2000 and 1999.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Segments of an Enterprise

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") requires that public companies report certain information about operating segments, products, services and geographical areas in which they operate. At December 31, 2000 and 1999, the Company did not report any segment information as operations and business activity are considered one unit. Adoption of SFAS 131 did not have an impact on the Company's financial position, results of operations and cash flows. Adoption of SFAS 131 resulted in expanded disclosures for the year and all prior periods. See Note 12.


Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


New Accounting Pronouncements

In December 1999, the SEC staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in the financial statements. SAB 101 must be applied to the financial statements no later than the fourth quarter of fiscal years ending after December 15, 2000. The Company adopted SAB 101 during the year ended December 31, 2000, and it had no impact on the Company's financial position or results of operations and cash flows.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 2, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. During the year ended December 31, 2000, the Company adopted FIN 44 in accounting for stock options (see Note 9).


Reclassifications

Certain reclassifications have been made to the prior year statements to conform to the 1999 presentation. Such reclassifications had no effect on the previously reported net loss.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 3--LIQUIDITY AND GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company's ability to continue as a going concern because of the magnitude of its losses during the past two years, ($3,489,220) and ($1,853,012) in 2000 and 1999 and an accumulated deficit of ($23,299,212) at December 31, 2000.

The Company's continued existence is dependent upon its ability to raise substantial capital, to increase sales, to significantly improve operations, and ultimately become profitable. Management believes that future investments and certain sales-related efforts will provide sufficient cash flow for it to continue  as a going  concern  in its  present  form.  However,  there can be no assurance that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.


NOTE 4--INVENTORIES

Inventories consist of the following at:

                                                                 December 31,
                                                                     2000
                                                               --------------

Raw materials                                                  $     369,351
Work-in-process                                                       13,916
Finished goods                                                        97,152
                                                               --------------

                                                               $     480,419
                                                               ==============

The above balance is presented net of total inventory reserves of approximately $134,400 in 2000.


NOTE 5--PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                               December 31,
                                                                   2000
                                                              --------------

Manufacturing equipment                                       $   1,867,140
Dies and molds                                                      189,567
Computer equipment                                                  107,876
Quality control lab                                                 102,630
Office equipment                                                    114,096
                                                              --------------

                                                                  2,381,309

Less accumulated depreciation                                    (1,721,105)
                                                              --------------

                                                              $     660,204
                                                              ==============

Depreciation and amortization expense for property and equipment charged to operations for the years ended December 31, 2000 and 1999 was $234,886 and $225,397, respectively.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 6--INTANGIBLE ASSETS

Intangible assets consist of the following at:

                                                              December 31,
                                                                  1999
                                                           ----------------

Patents                                                    $       747,400
Trademarks                                                           3,647
Rights to patent and trademark royalties                            90,146
                                                           ----------------

                                                                   841,193

Less accumulated amortization                                     (629,401)
                                                           ----------------

                                                           $       211,792
                                                           ================

Amortization expense for intangible assets charged to operations for the years ended December 31, 2000 and 1999 was $53,441 and $64,124, respectively.


NOTE 7--RELATED PARTY TRANSACTIONS

A former employee of the Company, who resigned effective June 4, 1999 entered into a one year consulting agreement to provide consulting services at a fee of $5,000 per month. The agreement expired on May 31, 2000. Consulting expense for the years ended December 31, 2000 and 1999 was $25,000 and $35,000, respectively.


NOTE 8--7% SENIOR CONVERTIBLE DEBENTURES AND 8.75% CONVERTIBLE NOTES

During the year ended December 31, 1999, the Company issued $1,500,000 in 7% Senior Convertible Debentures with interest payable annually on June 30 at 7% per annum. The Senior Convertible Debentures are unsecured and due on September 30, 2003. At the option of the holder, the holder may convert the principal amount of such Debentures at any time before September 30, 2003, into shares of common stock. The conversion price was equal to or greater than the fair value of the stock on the date the Senior Convertible Debentures were issued.

On March 24, 2000, the Board of Directors of the Company approved a temporary reduction in the conversion price on the 7% Senior Convertible Debentures into common stock. The conversion price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior to the receipt of a notice of conversion, with a minimum conversion price of $.50. The notice of conversion for the temporary reduction was required to be received by April 30, 2000 and included all accrued interest through May 31, 2000. During April 2000, the Company received notices of conversion from all of the debenture holders. As a result, the Company issued 3,137,943 shares of common stock and recorded an expense of $1,009,771 related to the induced conversion that resulted from the reduction in conversion price (see Note 9).

In conjunction with these Notes, the Company paid a finder's fee of $150,000 and other financing costs, of which $10,417 was amortized during 1999. Due to the conversion of the Debentures, the remaining portion, or $139,583, was fully amortized by December 31, 2000.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 8--7% SENIOR CONVERTIBLE DEBENTURES AND 8.75% CONVERTIBLE NOTES (Continued)

During 2000, the Company issued $875,000 in Convertible Notes with interest payable annually in common stock on December 31 at 8.75% per annum. The 8.75% Convertible Notes are secured by certain assets of the Company and are due on December 31, 2004. At the option of the holder, the holder may convert the principal amount of such Note at any time before December 31, 2003 into shares of common stock of the Company. The conversion price shall be the lesser of $0.40 per share or a 20% discount to the closing high bid price on the date of conversions if the closing high bid price for the Company's common stock has been less than $0.40 for the previous 40 consecutive business days. There are also mandatory conversion provisions. In addition, each Convertible Note is part of a unit consisting of the debenture, one $0.50 warrant and one $0.60 warrant allowing the purchase of one share of common stock per warrant at certain times before January 1, 2004, subject to certain conditions (see Note 9).

As a result of the beneficial conversion feature related to the 20% discount on conversion price, the Company recorded a discount on the Notes of $718,750, of which $354,719 was recognized as interest expense during 2000. The remaining unamortized discount is being amortized over the life of the Notes.

In connection with these Notes, the Company paid a finder's fee of $87,500 which is being amortized over the life of the Notes, of which $21,875 has been recorded as a current asset. At December 31, 2000, amortization amounted to $4,167.


NOTE 9--STOCKHOLDERS' EQUITY

Common Stock

During the year ended December 31, 1999, 895,000 warrants were exercised resulting in proceeds of $1,328,958.

In connection with the reverse stock split discussed below, the Company amended its Articles of Incorporation to reduce the authorized common shares from 100,000,000 at $0.001 par value to 50,000,000 at $0.01 par value.

Pursuant to a one-year investment banking agreement dated March 27, 2000 with Givigest Fiduciaria SA ("Givigest") to raise capital, the Company issued 100,000 shares of common stock to Givigest which were valued at fair market value, or $0.42. As a result, the Company recorded a deferred financing cost of $42,000 which is classified as a current asset and being amortized over the term of the agreement and a corresponding credit to additional paid-in capital of $41,779 (net of capital costs). During the year ended December 31, 2000, amortization amounted to $31,500.

On March 24, 2000, the Board of Directors approved a temporary reduction in the exercise price of all warrants and options outstanding. The exercise price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior to the receipt of a notice of conversion, with a minimum conversion price of $.50. As a result of the temporary reduction in conversion price, the Company received net proceeds of $24,889 for the exercise of 50,000 warrants by a shareholder at an exercise price of $0.50 per share, and net proceeds of $19,889 for the exercise of 40,000 stock options at an exercise price of $0.50 per share (net of capital costs). In addition, the Company recorded additional compensation expense of $11,765 related to the reduction in exercise price.

In May 2000, the Company completed a private placement for 450,000 shares and received net proceeds of approximately $201,000 after expenses.

During 2000, the Company issued a total of 3,137,943 common shares as a result of converting $1,500,000 of 7% Senior Convertible Debentures and related accrued interest amounting to approximately $74,000. In addition, the Company recorded an expense of $1,009,771 related to the beneficial conversion feature that resulted from the reduction in conversion price (see Note 8).

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 9--STOCKHOLDERS' EQUITY (Continued)

Escrow Agreement

In 1991, certain stockholders of the Company entered into an escrow agreement under which 445,993 shares of the Company's common stock were placed in escrow. The shares were entitled to be released from escrow based on the performance of the Company as measured by cash flow (as defined by the agreement) and certain other conditions. While the shares were in escrow, the stockholders waived their rights to receive dividends or participate in the distribution of assets upon a winding up of the Company. Per the agreement, any shares remaining in escrow at December 31, 1999 would be canceled by the Company. The shares were cancelled by the Company's Transfer Agent in January 2000. These shares are included in the number of shares outstanding during the year ended 1999, but were excluded from the computation of basic and diluted loss per share.


Stock Split

In January 2000, the Board of Directors declared a one-to-ten reverse stock split. All share related data in the consolidated financial statements reflect the stock split for all periods presented.


Stock Options

The Company has issued options to purchase common stock to certain officers, employees and others under various stock option plans for services performed and to be performed. Some options require continued employment.

During 2000, the Company cancelled 100,000 stock options outstanding to officers and issued an additional 675,000 stock options, which expire on various dates through December 31, 2004 and are subject to certain vesting terms. 100,000 of these options are considered replacement options and thus, are subject to variable plan accounting. As a result, the Company recorded $19,000 in compensation expense for the year ended December 31, 2000, which represents the amount by which the intrinsic value of the variable options at December 31, 2000 exceeded the value of the options on July 1, 2000, or the measurement date. The remaining 575,000 options were granted as fixed options at an exercise price equal to the fair market value of the Company's stock at the date of grant. Thus, there was no expense recorded related to these options in accordance with APB 25.

During 1999, the Company's board of directors repriced 435,000 outstanding stock options based on the fair value of the stock, and amended the exercise price to $1.50 per share. Of the 435,000 options, 320,000 options were to employees and 115,000 options were to non-employees. As a result, the Company recorded stock-based compensation of $16,050 for the options held by non-employees, calculated based on the Black Scholes option-pricing model. The employee options were subject to variable plan accounting beginning on July 1, 2000. During 2000, no compensation expense was recorded because the stock price at December 31, 2000 did not exceed the measurement price, which is the exercise price on the date on which the variable plan accounting went into effect.

During the year ended December 31, 1999, the Company recorded $22,750 related to
stock-based   compensation   in  conjunction   with  stock  options  granted  to
non-employees.

During the year ended December 31, 1999, the Company recorded stock-based compensation of $10,000 related to employee options. This amount represents the excess fair market price of the Company' stock at the date of grant over the exercise price.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements



NOTE 9--STOCKHOLDERS' EQUITY (Continued)

Warrants

Pursuant to the investment banking agreement with Givigest, the Company granted a total of 500,000 warrants to purchase common stock, exercisable at $0.50 per share for three years. As a result, the Company recorded additional financing expense of $42,460 to be amortized over the term of the agreement, of which $29,105 was recognized during 2000.

In May 2000, the Company issued 450,000 shares of common stock through a private placement. Each share issued had attached a warrant to purchase one additional share of common stock at $0.50 for a three-year term.

On August 8, 2000, the Company entered into a product purchase agreement (the "Agreement") with Minnesota Mining and Manufacturing ("3M") under which the Company has agreed, among other things, to sell certain products to 3M on a worldwide exclusive basis. The Agreement is of an indefinite duration. Pursuant to the Agreement, 3M has been granted under certain circumstances a right of first refusal to purchase the Company and has also been granted four warrants, each of which entitles 3M to purchase 560,000 shares of the Company's Common Stock. The first of the four warrants is exercisable immediately at $0.55 per share until February 10, 2003. The value of these warrants, which were calculated based on the Black-Scholes model, has been reflected in the consolidated financial statements. Each additional warrant will vest for every $2 million of sales to 3M in any given twelve-month period, and will become exercisable on the first day of the following month in which the required sales level has been reached. The remaining three warrants will be at market price when such levels are reached and will be exercisable for two and one half years from the vesting date. The warrants that are contingent upon future events have been excluded from the option and warrant tables below.

Also excluded from the following tables are 875,000 warrants exercisable at $0.50 per share and 875,000 warrants exercisable at $0.60 per share, which are non-detachable and issued as part of a unit in connection with $875,000 of 8.75% Convertible Notes issued during 2000 (see Note 8). The $0.50 warrants are exercisable upon conversion of the note and expire nine months thereafter. The $0.60 warrants become exercisable upon exercise of the $0.50 warrants and expire nine months following that date.

Option and warrant activity is as follows:

                                            Stock Options                       Warrants
                                     -----------------------------    -----------------------------
                                     Number of         Weighted        Number of        Weighted
                                                       Average                          Average
                                                       Exercise                         Exercise
                                       Shares           Price           Shares           Price
                                     -----------     -------------    ------------    -------------
Outstanding at January 1, 1999          387,000      $       1.90       1,828,754     $       1.50
    Granted                             570,000              1.50               -                -
    Exercised                                 -                 -        (895,000)            1.50
    Expired/canceled                   (522,000)             2.00        (793,754)            1.50
                                     -----------     -------------    ------------    -------------

Outstanding at December 31, 1999        435,000              1.50         140,000             1.50
    Granted                             675,000              0.50       1,510,000             0.52
    Exercised                           (40,000)             0.50         (50,000)            0.50
    Expired/canceled                   (257,500)             1.50         (90,000)            1.50
                                     -----------     -------------    ------------    -------------

Outstanding at December 31, 2000        812,500      $       0.67       1,510,000     $       0.52
                                     ===========     =============    ============    =============

Exercisable at December 31, 2000        559,375      $       0.75       1,510,000     $       0.52
                                     ===========     =============    ============    =============

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements




NOTE 9--STOCKHOLDERS' EQUITY (Continued)

Information relating to stock options and warrants at December 31, 2000 summarized by exercise price are as follows:

                                          Outstanding                         Exercisable
                            -----------------------------------------   -------------------------
                                                Weighted Average            Weighted Average
                                           --------------------------   -------------------------
                                              Life         Exercise                    Exercise
Exercise Price Per Share      Shares        (Months)        Price         Shares         Price
--------------------------  -----------    -----------    -----------   ------------   ----------
Stock Options:

     $0.50                     675,000           46.2     $     0.50        421,875    $    0.50
     $1.50                     137,500           29.8           1.50        137,500         1.50
                            -----------    -----------    -----------   ------------   ----------

                               812,500           43.4     $     0.67        559,375    $    0.75
                            ===========    ===========    ===========   ============   ==========

Warrants:

     $0.50                     950,000           28.5     $     0.50        950,000    $    0.50
     $0.55                     560,000           25.0           0.55        560,000         0.55
                            -----------    -----------    -----------   ------------   ----------

                             1,510,000           27.2     $     0.52      1,510,000    $    0.52
                            ===========    ===========    ===========   ============   ==========

Pro Forma Information

In accordance with SFAS 123 and as described in Note 2, the Company continues to account for stock-based compensation utilizing the intrinsic value method prescribed by APB 25. Had compensation cost for stock options issued to employees been determined based on the fair value at grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have increased to the pro forma amounts presented below:

                                                                    December 31,
                                                            ----------------------------
                                                               2000             1999
                                                            ------------    ------------
Net loss, as reported                                       $(3,489,220)    $(1,853,012)

Net loss, pro forma                                          (3,552,060)     (1,935,285)

Loss per common share - basic and diluted, as reported      $      (.36)    $      (.25)

Loss per common share - basic and diluted, pro forma        $      (.36)    $      (.27)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 23% and 27% in 2000 and 1999, respectively, an expected life of four and a half and five and a half years in 2000 and 1999, respectively, no dividends would be declared during the expected term of the options, risk-free interest rate of 6.30% and 5.81% for 2000 and 1999, respectively.

The weighted average fair value of stock options granted to employees during 2000 and 1999 was $0.15 and $0.06, respectively.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements




NOTE 10--INCOME TAXES

Income taxes are accounted for in accordance with SFAS No. 109. At December 31, 2000, the Company has a net operating loss carryforward (NOL) of approximately $19,700,000 for federal tax purposes. At December 31, 2000, the Company has a deferred tax asset of approximately $7,400,000, which primarily relates to net operating losses. A 100% valuation allowance has been established as management cannot determine whether it is more likely than not that the deferred tax asset will be realized. The NOLs expire as follows:

   Year ending December 31,                                   Amount
-------------------------------                            -------------

          2007                                             $  5,400,000
          2008                                                2,000,000
          2009                                                2,300,000
          2010                                                1,400,000
          2011                                                1,700,000
          2012                                                2,200,000
          2018                                                1,400,000
          2019                                                1,600,000
          2020                                                1,700,000
                                                           -------------

          Total                                            $ 19,700,000
                                                           =============

The Company also has state net operating loss carryforwards of approximately $10,100,000 available to offset future taxable income for state tax purposes that expire at various dates through 2010. The Company's net operating loss carryforwards may be limited due to ownership changes as defined under Section 382 of the Internal Revenue Code of 1986.


NOTE 11--COMMITMENTS AND CONTINGENCIES

Lease Commitments

Minimum lease commitments under noncancelable operating lease agreements are as follows:

   Year ending December 31,                                     Amount
-------------------------------                              -------------

         2001                                                $    137,972
         2002                                                     138,047
         2003                                                     138,047
         2004                                                     135,916
         2005                                                      57,938
                                                             -------------

         Total                                               $    607,920
                                                             =============

Rent expense was $147,494 and $151,131 for the years ended December 31, 2000 and 1999, respectively.


Royalty Agreements

The Company is required to pay royalties related to certain patents and trademarks. Total expense related to these agreements was $5,723 in 2000 and $4,324 in 1999.

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements




NOTE 11--COMMITMENTS AND CONTINGENCIES (Continued)

Product Purchase Agreements

Effective September 1, 2000, the Company entered into a product purchase agreement with 3M under which the Company granted to 3M the right to sell and distribute certain products in the retail market on a worldwide exclusive basis, exclusive rights in all markets in Japan, and the non-exclusive right to distribute and sell in all other markets. Pursuant to the agreement, 3M has been granted under certain circumstances a right of first refusal to purchase the Company and has also been granted four warrants, each of which entitles 3M to purchase 560,000 shares of the Company's common stock. The first of the four warrants is exercisable upon execution of the agreement for two and one half years. The remaining three warrants will vest upon attainment of certain sales levels by the Company to 3M (see Note 9). In February 2001, the parties entered into another agreement, effective May 1, 2001, by which 3M was granted exclusive rights to sell and distribute certain products in the industrial protective packaging market and non-exclusive rights for all other markets. Sales of product to 3M under both agreements will be counted toward the sales levels required in order for the remaining three warrants to vest. Both agreements are of indefinite duration.


Legal Proceedings

A former employee of the Company was seeking a severance payment of $101,500 per terms of his employment agreement, which was voluntarily terminated in November 1998. The Company had established a liability for the entire amount. Mediation was held during April 2000 between the parties and the issue was settled. During May 2000, the Company paid $50,000 in full settlement of the claim. The Company recognized other income of $51,500 during the year ended December 31, 2000 as the difference between the original liability and the settlement amount.


NOTE 12--SIGNIFICANT CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND OTHER RISKS AND UNCERTAINTIES

The Company operates primarily in one industry segment: developing, manufacturing and distributing of inflatable commercial packaging systems. The Company's sales are primarily to companies producing Silicon wafers and computer chips in California, Arizona, Oregon, Colorado and Texas in the United States, Denmark and the U.K. in Europe, and Singapore in Asia.

Sales are summarized by geographic areas as follows:

For the year December 31,                         2000           1999
---------------------------                    ------------   ------------

United States                                 $    715,192    $   563,971
United Kingdom                                      73,570        165,691
Portugal                                            59,709              -
Malaysia                                            38,481        228,024
Other                                               22,262          2,026
                                               ------------   ------------

Total sales                                   $    909,214    $   959,712
                                              =============   ============

                        Air Packaging Technologies, Inc.
                                 and Subsidiary

                   Notes to Consolidated Financial Statements




NOTE 12 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND OTHER RISKS AND UNCERTAINTIES (Continued)

The Company had one customer who accounted for approximately 13% of net sales in 2000 and three customers who accounted for 16%, 17% and 24% of net sales in 1999.

Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. The Company frequently makes large credit sales to customers. At December 31, 2000, approximately $83,000 or 35% of the Company's accounts receivable was due from one customer.


NOTE 13 - SUBSEQUENT EVENTS

In January 2001, the Company issued an additional $125,000 of Convertible Notes with interest payable annually in common stock on December 31 at 8.75% per annum (see Note 9).

On March 14, 2001, the Company issued a promissory note for $125,000 bearing interest at 7% per annum and maturing on March 31, 2004. The note is unsecured and is callable by either the Company or the note holder upon thirty days' written notice.

On March 22, 2001, the Company renewed its investment banking agreement with Givigest for an additional one-year term, effective April 1, 2001. Pursuant to the terms of the agreement, Givigest has agreed to raise up to $1,250,000 by June 30, 2001 on a firm commitment basis. Givigest has also agreed to raise an additional $1,250,000, on a best efforts basis, as needed, by March 2002. There are no assurances that the Company will be able to raise the additional $1,250,000 proceeds under this agreement, as it is a best effort basis. Pursuant to the terms of the agreement, the Company granted 250,000 warrants to purchase the Company's common stock for a three-year term. In addition, the Company will grant one additional warrant for each $10 raised.